P.O. Box 937 s Richmond, IN 47375-0937

(765) 962-2581

June 4, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dave Irving
Michelle Miller

Re:     Richmond Mutual Bancorporation, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 31, 2021
File No. 001-38956

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated May 20, 2021 (the “Comment Letter”) with respect to Richmond Mutual Bancorporation, Inc.’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2020, as filed with the Commission on March 31, 2021 (“2020 Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the Company’s responses.

Form 10-K for the period ending December 31, 2020

Consolidated Balance Sheets, page 69

1.     In future filings, please disaggregate mortgage loans held for sale and mortgage loans held for long-term investment on your consolidated balance sheet. Refer to ASC 948-310-45- 1. Please provide us with your proposed disclosure.

Response:

In future Form 10-K and Form 10-Q filings, starting with the second quarter 2021 Form 10-Q, we will disaggregate mortgage loans held for sale and mortgage loans held for long-term investment on the Company’s consolidated balance sheet, with the two line items reading as follows:

	March 31, 2021	December 31, 2020
Loans held for sale	889,300	1,986,650
Loans and leases, net of allowance for losses of $10,958,902 and $10,586,480, respectively	762,842,114	734,413,448

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 74

2.    We note that you typically sell most of your conforming fixed-rate one-to-four family loans you originate, that in 2020 you sold $102.9 million one-to-four family loans as well as other loans of $4.3 million and recognized a $3.6 million gain on these sales compared to $0.6 million in 2019. In future filings, please address the following:

•Disclose how you account for loans held for sale; and

•Disclose the method used in determining the lower of cost or fair value of mortgage loans (that is, aggregate or individual loan basis). Refer to ASC 948-310-50-1.

Please provide us with your proposed disclosure.

Response:

In future Form 10-K filings, starting with the Form 10-K for the Company’s year ending December 31, 2021, we will add the following disclosure to “Note 1: Nature of Operations and Summary of Significant Accounting Policies”:

Mortgage Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are recorded at the lower of cost or fair value on an individual loan basis.

Note 13. Benefit Plans, page 98

3.    You disclose that you are in the process of terminating your participation in the Pentegra Defined Benefit Plan and that you have accrued approximately $17.5 million for the withdrawal liability which is subject to change upon final termination. You also disclose that one of the risks of participating in a multi-employer plan is if a Company chooses to stop participating in a multi-employer plan, it may be required to pay an amount based on the underfunded status of the plan. Considering the impact of the withdrawal liability which triggered the net loss of $14.1 million in 2019, please enhance future filings to more fully address your obligations under the plan upon termination, how you measured the current liability recognized, and factors that could impact your current accrued liability. Refer to ASC 715-80-35 and ASC 450-20-50.

Please provide us with your proposed disclosure.

Response:

In future Form 10-K and Form 10-Q filings, starting with the second quarter 2021 Form 10-Q, we will provide the following additional disclosure to more fully address the Company’s obligations under the defined benefit plan upon termination, how the Company measured the current liability recognized, and the factors that could impact the Company’s current accrued liability:

The Company is in the process of terminating its participation in the Pentegra Defined Benefits Plan, which will require a payment of an amount based on the underfunded status of the plan, referred to as a withdrawal liability. In 2019, the Company estimated and accrued approximately $17.5 million for this withdrawal liability. This estimated withdrawal liability was calculated by plan administrators based on an interest rate of 2.35%, Pri-2012 mortality tables with white collar adjustments, and an assumed December 31, 2019 withdrawal date.  The Company’s actual termination expense will be based on the cost of purchasing annuities through an insurance company, and may be higher or lower depending on a number of factors, including the interest rate environment and the valuation of plan assets. Due to the current low interest rate environment, terminating the DB Plan at this time would require the Company to incur a substantial additional expense over and above the amount presently accrued, as interest rates are even lower now than they were in 2019.  As a result, the Company’s Board of Directors will continue to monitor and evaluate the timing of, and costs associated with, termination of the DB Plan, and it is currently uncertain when the termination of the DB Plan will be completed or what the actual costs of such termination will be.  Any additional expenses associated with the termination of the DB Plan will negatively impact our results of operations in the future.   We recorded ongoing expenses of $182,706 for the quarter ended March 31, 2021, in connection with the freezing of the DP Plan.

Thank you for your consideration on this matter.

Sincerely,

/s/ Garry D. Kleer
Garry D. Kleer
Chairman, President and Chief Executive Officer